UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )


Nationsrent, Inc.
(Name of Issuer)


Common Stock
 (Title of Class of Securities)


                                  638588103
                                 (CUSIP Number)


  December 31, 2001
 (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

         [_]  Rule 13d-(c)

         [_]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this
      cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
      Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however,see the Notes).




CUSIP No.     638588103  13G    Page 2 of 6  Pages


1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Bear Stearns Companies Inc.
        IRS# 13-3286161
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                         (a)  [_]
                                         (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               **
               _________________________________________________________________
BENEFICIALLY    6.   SHARED VOTING POWER

  OWNED BY            **
               _________________________________________________________________
    EACH            7.   SOLE DISPOSITIVE POWER

  REPORTING           **
               _________________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER

    WITH                   **
________________________________________________________________________________
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    **
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    **
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

    HC
________________________________________________________________________________


CUSIP No.     638588103    13G       Page 3 of 6 Pages


1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Bear, Stearns Securities Corp.
        IRS# 13-3604093
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                              (a)  [_]
                              (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               **
               _________________________________________________________________
BENEFICIALLY    6.   SHARED VOTING POWER

  OWNED BY            **
               _________________________________________________________________
    EACH            7.   SOLE DISPOSITIVE POWER

  REPORTING           **
               _________________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER

    WITH                   **
________________________________________________________________________________
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    **
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    **
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       BD
________________________________________________________________________________


CUSIP No.     638588103  13G     Page 4 of 6 Pages

Item 1(a).  Name of Issuer is	Nationsrent, Inc.(the Issuer).

Item 1(b).  The principal executive office of the Issuer
                            is located at 450 East Las Olas Blvd.,
	    Fort Lauderdale, FL  33301

Item 2(a).  The names of persons filing this statement
                             is the Bear, Stearns Companies Inc.
                     (the Filer).

Item 2(b).  The principal business office of the Filer is
                            located at 245 Park Avenue, New York,
                  New York 10167.

Item 2(c).  The Filer is Incorporated in Delaware.

Item 2(d).  This statement relates to shares of common stock of the Issuer.

Item 2(e).  The CUSIP number of the Securities is 638588103.

Item 3.       If this statement is filed pursuant to
                            240.13d-1(b) or 240.13d-2(b) or (c),
                  check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under Section
                          15 of the Act (15 U.S.C.78o).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the
                           Act (15 U.S.C. 78c).

     (c)  [_]  Insurance  company as defined in
                      Section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d)  [_]  Investment  company  registered under
                         Section 8 of the Investment Company
                         Act of 1940 (15 U.S.C. 80a-8).

   (e)  [_]  An investment adviser in accordance with
                  240.13d-1(b)(1)(ii)(E);

   (f)   [_]  An employee  benefit plan or endowment
                        fund in accordance  with 240.13d-1(b)(1)(ii)(F);

  (g)  [X]  A parent holding company or control  person in
                       accordance  with 240.13d-1(b)(1)(ii)(G);

 (h)  [_]  A savings association  as defined in Section
                      3(b) of the Federal Deposit Insurance Act
                       (12 U.S.C. 1813);

 (i)   [_]   A church  plan  that  is  excluded  from  the  definition
                of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)   [_]  Group, in accordance with  240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 240.13d-1(c), check
                  this box.   [_]

CUSIP No.     638588103   13G     Page 5 of 6 Pages


Item 4.    Ownership.

       **

Item 5.    Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which
                        Acquired the Security Being Reported on by the Parent Holding Company.

               Bear, Stearns Securities Corp is a subsidiary of The Bear
                       Stearns Companies Inc.

Item 8.    Identification and Classification of Members of the Group.

               Not Applicable

Item 9.    Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certification.

                By signing below I certify that, to the best of my
                        knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


** As of December 31, 2001, the Filer was in the process of liquidating shares held in the account of Kirk Holdings LTD Partnership pursuant to a margin account agreement. The number of shares to be liquidated is dependent upon the market price at the time of liquidation and therefore is not readily determinable. The Filer intends on liquidating only such shares as required to meet the margin requirements and does not intend to vote or direct the vote of such shares. If all of the subject shares held in the margin account are sold, the Filer would have sold 5.2% of the shares of the Issuer. The Filer disclaims beneficial ownership of any such shares.






CUSIP No.     638588103               13G      Page 6 of 6 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date:   February 11, 2002


                                             THE BEAR STEARNS COMPANIES INC.



                                          By:________________________________
		Name:  Michael Alix
		Title:     Senior Managing Director




Attention.  Intentional  misstatements or omissions of fact constitute
        Federal criminal violations
(see 18 U.S.C. 1001).